Exhibit (a)(5)(iii)

EFiled: Jun 4 2012 11:53AM EDT Transaction ID 44603659 Case No. 7589-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

FRED W. SCHWARTZ, Individually and on Behalf of	)
All Others Similarly Situated,	)
)
Plaintiff,	) C.A. No.
)
v.	)
)
THE TALBOTS, INC., GARY M. PFEIFFER,	)
MARJORIE L. BOWEN, JOWN W. GLEESON,	)
ANDREW H. MADSEN, TRUDY F. SULLIVAN,	)
SUSAN SWAIN, SYCAMORE PARTNERS, TLB	)
HOLDINGS, AND TLB MERGER SUB INC.,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Fred W. Schwartz (“Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1.             This is a shareholder class action complaint on behalf of the holders of the common stock The Talbots, Inc. (“Talbots” or the “Company”) against certain officers and/or directors of Talbots (the “Board”), and other persons and entities involved in a proposed transaction through which the Company will be acquired by Sycamore Partners (“Sycamore”) for inadequate consideration.

2.             On May 31, 2012 Talbots and Sycamore issued a joint press release announcing that they had entered into a definitive merger agreement pursuant to which Sycamore would acquire Talbots, via a tender offer made by Sycamore’s wholly-owned subsidiaries TLB Holdings LLC (“TLB Holdings”) and TLB Merger Sub Inc. (“Merger Sub”, together with TLB Holdings and Sycamore “TLB”), in a deal valued at approximately $369 million, including net debt. Under the terms of the Proposed Transaction (as defined below), Talbots common shareholders will receive $2.75 per share in cash for each Talbots share they own.

3.             Specifically, pursuant to the Agreement and Plan of Merger dated May 31, 2012 (“Merger Agreement”) entered into between Talbots, TLB, and Merger Sub, Merger Sub would commence a cash tender offer (the “Tender Offer”) to purchase all outstanding shares of Talbots common stock at a purchase price of $2.72 per share in cash, to be followed by a merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of TLB Holdings.

4.             Pursuant to the Merger Agreement, the Tender Offer is to commence no later than June 14, 2012. If Merger Sub acquires 90% or more of the outstanding shares pursuant to the Tender Offer, including following the exercise of a Top-Up Option, then Sycamore will consummate the Merger in a second-step merger without a vote or any further action by the holders of shares (collectively the Tender Offer, the Top-Up Option, and the second-step merger are referred to herein as the “Proposed Transaction”).

5.             As discussed below, both the consideration to Talbots common shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other common shareholders of the Company. The Individual Defendants’ (as defined herein) conduct constitutes a breach of their fiduciary duties owed to Talbots common shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

6.             In August 2011, the private equity firm Sycamore disclosed that it had purchased a 9.9% stake in Talbots.

7.             On December 6, 2011, Sycamore made an offer to purchase the remaining shares of Talbots that it did not already own for $3 per share. The Board rejected that offer, stating that “the proposal was inadequate and substantially undervalues the Company” (emphasis added).

8.             On May 7, 2012, Talbots announced that Sycamore had made a revised offer to purchase all the outstanding common stock of Talbots for $3.05 per share. Talbots indicated in the same press release that it had entered into an agreement to negotiate exclusively with Sycamore regarding a potential sale of the Company (the “Exclusivity Agreement”) until May 15, 2012. The Exclusivity Agreement was twice extended through May 24, 2012, and then expired on May 25, 2012 without Talbots and Sycamore reaching a deal for Sycamore to acquire the Company. Consequently, the Company’s stock price plummeted from $2.56 on May 24, 2012 to $1.51 on May 25, 2012 — the lowest price for the stock since December 2008.

9.             Out of desperation at the end of a failed negotiation with Sycamore, and without having conducted an adequate process to seek out higher bidders, the Talbots Board agreed to Sycamore’s offer to purchase the Company for $2.75 per share — an offer nearly 10% lower than the one the Board had failed to agree to during the period of exclusive negotiations with Sycamore.

10.           For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin

Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, and due care.

PARTIES

11.           Plaintiff currently holds shares of common stock of Talbots and has held such shares at all relevant times.

12.           Defendant Talbots is a Delaware Corporation with its principal executive offices located at One Talbots Drive, Hingham, MA 02043. The Company is a leading specialty retailer and direct marketer of women’s apparel, shoes and accessories. At the end of the first quarter 2012, the Company operated 516 Talbots stores in 46 states and Canada. Shares of Talbots common stock trade on the New York Stock Exchange under the ticker symbol “TLB.”

13.           Defendant Gary M. Pfeiffer (“Pfeiffer”) has been a member of the Board since 2004 and Chairman of the Board since July 2009.

14.           Defendant Marjorie L. Bowen (“Bowen”) has been a member of the Board since April 16, 2010.

15.           Defendant John W. Gleeson (“Gleeson”) has been a member of the Board since 2004.

16.           Defendant Andrew H. Madsen (“Madsen”) has been has been a member of the Board since April 16, 2010.

17.           Defendant Trudy F. Sullivan (“Sullivan”) has been the President and Chief Executive Officer and a member of the Board since August 2007.

18.           Defendant Susan M. Swain (“Swain”) has been has been a member of the Board since 2001.

19.           Defendants Pfeiffer, Bowen, Gleeson, Madsen, Sullivan, and Swain are collectively referred to hereinafter as the “Individual Defendants.”

20.           Defendant Sycamore is a private equity firm based in New York specializing in consumer and retail investments.

21.           Defendant TLB Holdings LLC is a Delaware limited liability company and a wholly owned subsidiary of Sycamore formed for the sole purpose of effectuating the Proposed Transaction.

22.           Defendant TLB Merger Sub Inc. is a Delaware corporation and a wholly-owned subsidiary of TLB Holdings LLC (Merger Sub, TLB Holdings, and Sycamore are sometimes collectively referred to herein as “Sycamore”) (Sycamore, together with Talbots and the Individual Defendants, are referred to collectively as the “Defendants”)

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

23.           By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Talbots (the “Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, loyalty and full and candid disclosure.

24.           By virtue of their positions as directors and/or officers of Talbots, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Talbots to engage in the practices complained of herein.

25.           Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)           discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d)           will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

26.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Talbots, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of Talbots common stock.

CLASS ACTION ALLEGATIONS

27.           Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the Class. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

28.           This action is properly maintainable as a class action.

29.           The Class is so numerous that joinder of all members is impracticable. As of May 10, 2012, Talbots had approximately 70,280,000 shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

30.           Questions of law and fact exist that are common to the Class, including, among others:

(a)           whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b)           whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Talbots shareholders in violation of their fiduciary duties;

(c)           whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

(d)           whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

(e)           whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

31.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

32.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

33.           Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.            Background

34.           The Talbots, Inc. is an international specialty retailer and direct marketer of women’s apparel, accessories, and shoes. The Company operates stores in the United States and Canada. Talbots also retails products over the Internet and through its catalog.

35.                                 In August 2011, the private equity firm Sycamore disclosed that it had purchased a 9.9% stake in Talbots.

36.                                 On December 6, 2011, Sycamore made an offer to purchase the remaining shares of Talbots that it did not already own for $3.00 per share. The Board rejected that offer, stating that “the proposal was inadequate and substantially undervalues the Company” (emphasis added).

37.                                 On May 7, 2012, Talbots announced that Sycamore had made a revised offer to purchase all the outstanding common stock of Talbots for $3.05 per share. Talbots indicated in the same press release that it had entered into an agreement to negotiate exclusively with Sycamore regarding a potential sale of the Company until May 15, 2012. The Exclusivity Agreement was twice extended through May 24, 2012, and then expired on May 25, 2012 without Talbots and Sycamore reaching a deal for Sycamore to acquire the Company. Consequently, Talbots’s stock price plummeted from $2.56 on May 24, 2012 to $1.51 on May 25, 2012 — the lowest price for the stock since December 2008.

38.                                 Out of desperation at the end of a failed negotiation with Sycamore, and without having conducted an adequate process to seek out higher bidders, the Talbots Board agreed to Sycamore’s offer to purchase the Company for $2.75 per share — an offer nearly 10% lower than the one the Board had failed to agree to during the period of exclusive negotiations with Sycamore.

B.                                    The Proposed Transaction

39.                                 On May 31, 2012, Talbots and Sycamore issued a press release announcing that they had entered into the Merger Agreement. Under the terms of the

Proposed Transaction, Sycamore would acquire Talbots by making the cash Tender Offer to acquire all of the outstanding shares of common stock of Talbots at a purchase price of just $2.75 per share — a price considerably lower than the prior offer rejected as substantially undervaluing the Company by the Individual Defendants.

40.                                 Specifically, the press release stated, in relevant part:

HINGHAM, MA, May 31, 2012 — The Talbots, Inc. (NYSE:TLB) (“Talbots” or the “Company”) and Sycamore Partners today announced that they have entered into a definitive agreement pursuant to which an affiliate of Sycamore Partners will acquire all the outstanding common stock of the Company for $2.75 per share in cash. The transaction is valued at approximately $369 million, including net debt. The transaction is currently expected to close in the third quarter of this year.

The announcement follows a comprehensive review undertaken by the Talbots Board to maximize stockholder value. Under the terms of the agreement, which has been approved by the Company’s Board of Directors, Talbots stockholders will receive $2.75 in cash for each outstanding share of Talbots common stock they own. The purchase price represents a 113% premium to the closing price on May 30, 2012 and a 76% premium to the closing price on December 6, 2011, the closing price prior to the public disclosure of Sycamore’s initial proposal to acquire the Company.

Trudy Sullivan, President and Chief Executive Officer of Talbots, said, “We are pleased with the value this transaction delivers to our stockholders and believe that this is a positive development for all of our stakeholders. Sycamore Partners is a strong investor with substantial resources and expertise, and we look forward to operating as a private company under their ownership.”

“We believe in the Talbots brand and its more than 8,000 Associates,” said Stefan Kaluzny, a Managing Director of Sycamore Partners. “We look forward to a long and successful partnership with Talbots serving its many loyal customers.”

Under the terms of the agreement, an affiliate of Sycamore Partners will commence a tender offer for all of the outstanding shares of Talbots common stock. Closing of the transaction is conditioned upon satisfaction of minimum tender conditions, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, non-disapproval of the Office of the Comptroller of the Currency under the Change in Bank Control Act, receipt of a letter from the Pension Benefit Guaranty Corporation stating that it has concluded its investigation of the transaction, a minimum level of availability being maintained under the Company’s current credit facilities and other closing conditions. Under certain circumstances, the parties may, at their option, pursue a one-step merger.

Perella Weinberg Partners LP is acting as financial advisor to Talbots and White & Case LLP is acting as its legal counsel. Bank of America Merrill Lynch is acting as financial advisor to Sycamore Partners and Winston & Strawn LLP and the Law Offices of Gary M. Holihan, P.C. are acting as its legal counsel.

41.                                 The consideration offered to Talbots public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Talbots common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings. Indeed, the Company itself rejected an offer of $3.00 per share as recently as December 2011, because it “substantially undervalued” the Company. The Proposed Transaction will deny Class members their right to share equitably in the true value of the Company. As a result, the Individual Defendants breached the fiduciary duties they owe to the Company’s public shareholders because those shareholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.

42.                                 Based on the aforementioned, the Proposed Transaction is wrongful, unfair and harmful to Talbots public shareholders because they will not be able to see a fair return on Talbots Strategic Revitalization Plan, which is still in the process of being executed. The Proposed Transaction represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members by denying Class members their right to share proportionately and equitably in the true value of the Company.

C.                                    The Preclusive Deal Protection Devices

43.                                 In addition to the woefully inadequate consideration offered to Talbots shareholders, the entire process deployed by Sycamore and Talbots Board is also unfair and inadequate. Namely, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

44.                                 Defendants are attempting to circumvent the requirement of a shareholder vote through an irrevocable “Top-Up Option” which Talbots Board voted to grant to Sycamore. The Top-Up Option is contained in Section 1.03 of the Merger Agreement and states that in the event Sycamore falls short of obtaining the minimum number of shares in the Tender Offer necessary for it to effectuate a short form merger under Section 253 of the Delaware General Corporation Law, Sycamore may purchase, at its option, the number of shares necessary for it to exceed the ninety percent threshold. The Top-Up Option therefore allows Sycamore to pursue a merger without a vote and without any requirement of establishing the entire fairness of the Proposed Transaction.

45.                                 Moreover, §6.02 of the Merger Agreement, titled “No Solicitation,” contains a provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Sycamore. Section 6.02(a) of the Merger Agreement further demands that the Company terminate any and all prior or ongoing discussions with other potential suitors. Despite the fact that Defendants have already “locked up” the transaction in favor of Sycamore and precluded the Talbots

Board from soliciting alternative bids, the Merger Agreement provides other ways to guarantee that Sycamore will be the Company’s only suitor.

46.                                 Pursuant to §6.02(f) of the Merger Agreement, should an unsolicited buyer arise, the Company must notify Sycamore of the buyer’s offer and its identity within one business day. Moreover, Talbots must provide, within one business day after receipt, copies of all draft agreements in connection with any inquiry. Further, per section 6.02(d) of the Merger Agreement, if the Company receives an Acquisition Proposal which the Company Board determines constitutes a Superior Proposal, the Board must provide written notice to Sycamore of the Superior Proposal and negotiate with Sycamore for at least five business days following Sycamore receipt of the notice, so that Sycamore has the opportunity to adjust the terms and conditions of the Merger Agreement so that the Acquisition Proposal ceases to be a Superior Proposal. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor Sycamore and piggy-back upon the due diligence of the foreclosed alternative bidder.

47.                                 In addition, §9.03 of the Merger Agreement provides that Talbots must pay to Sycamore a termination fee of $6 million if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

48.                                 Ultimately, these preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check of Sycamore’s inadequate offer.

49.                                 Accordingly, because the foregoing process represents a violation of state law, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders have and will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

50.                                 Plaintiff repeats and realleges each allegation set forth herein.

51.                                 The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of Talbots.

52.                                 By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Talbots.

53.                                 As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Talbots because, among other reasons, they failed to take steps to maximize the value of Talbots to its public shareholders.

54.                                 The Individual Defendants dominate and control the business and corporate affairs of Talbots, and are in possession of private corporate information concerning the Company’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Talbots which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

55.                                 By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

56.                                 As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of the Company’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

57.                                 Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

58.                                 Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class
Against Sycamore, TLB Holdings, and Merger Sub for Aiding and Abetting the
Individual Defendants’ Breach of Fiduciary Duty

59.                                 Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

60.                                 Sycamore, TLB Holdings, and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Talbots public shareholders, and have participated in such breaches of fiduciary duties.

61.                                 Sycamore, TLB Holdings, and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Sycamore, TLB Holdings and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

62.                                 Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in their favor and in favor of the Class and against Defendants as follows:

A.                                   Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B.                                     Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C.                                     Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.                                    Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

E.                                      Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.                                      Granting such other and further equitable relief as this Court may deem just and proper.

Dated: June 4, 2012	FARUQI & FARUQI, LLP

/s/ James P. McEvilly, III
OF COUNSEL:	James P. McEvilly, III (#4807)
20 Montchanin Road, Suite 145
FARUQI & FARUQI, LLP	Wilmington, DE 19807
Juan E. Monteverde	Tel.: (302) 482-3182
Brian Moon	Fax: (302) 4823612
369 Lexington Avenue, 10th Fl.
New York, NY10017	Attorneys for Plaintiff
Tel.: (212) 983-9330
Fax: (212) 983-9331

Attorneys for Plaintiff